UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2020

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

EXTRACT FROM THE PERTINENT PART OF EDENOR S.A. BOARD OF DIRECTORS MINUTES No. 454

MINUTES No. 454: In the City of Buenos Aires, on the 10th day of the month of November of 2020, in compliance with the Mandatory, Preventive and Social Isolation provided for by Executive Order issued on the grounds of Necessity and Urgency (DNU) No. 297/2020, extended by DNU 408/2020, and pursuant to CNV General Resolution No. 830/2020 that authorized the holding of remote Board of Directors meetings during the period of the state of health emergency and restriction on free movement, even for those issuers whose bylaws do not have an explicit provision thereon, as in the Company’s case, the members of the Board of Directors of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE SOCIEDAD ANÓNIMA (EDENOR S.A. or the Company) meet at 10.30 a.m. through the Microsoft Teams system, which allows for the simultaneous transmission of sound, images and words throughout the entire meeting. Connected to the meeting through the mentioned system are Directors Ricardo Torres, Gustavo Mariani, Carolina Sigwald, Diego Salaverri, María Jose Wuille-Bille, Carlos Perez Bello, Carlos Iglesias, Diego Rozengardt, Haroldo Montagu, Federico Bernal and Santiago Fraschina. Statutory Auditors Daniel Abelovich, Germán Wetzler Malbrán and Jorge Pardo also participate in the meeting in representation of the Supervisory Committee. Mr. Nicolás Sanvitale, alternate director, who hereat joins the deliberation of the Board, Mr. Leandro Montero, Finance and Control Director of the Company, Mr. Carlos Ariosa, Legal Affairs Manager, and Mr. Sergio Cravero, partner of the firm PwC, external auditor of Edenor S.A. are also connected to the meeting. The meeting is presided over by the Chairman of the Board of Directors, Mr. Ricardo Torres, who upon verifying that a quorum is present, calls the meeting to order and puts under consideration of the Directors the FIRST ITEM of the Agenda duly informed: […]. Immediately afterwards, the SECOND ITEM of the Agenda is considered: 2°) Consideration of the Condensed Interim Financial Statements as of 09/30/2020. The President informs that under this item of the Agenda, it is necessary to consider the Financial Statements and other documentation relating to the nine and three-month period ended September 30, 2020, which have been previously distributed to the participants together with the call to this meeting. Therefore, he proposes that the reading of such documentation be skipped, which is unanimously approved by those present, and puts under consideration of the Directors the Condensed Interim Financial Statements as of September 30, 2020 and for the nine and three-month period ended September 30, 2020 and presented in comparative form, which include the Condensed Interim Statement of Financial Position, Condensed Interim Statement of Comprehensive (Loss) Income, Condensed Interim Statement of Changes in Equity, Condensed Interim Statement of Cash Flows, notes, Additional information required by Section No. 12 (CNV), Informative summary, information required by the BYMA’s Regulations, the Certifying Accountant’s Report on Review of the Condensed Interim Financial Statements and the Supervisory Committee’s Report, all of them relating to the period ended September 30, 2020, and puts forward a motion to approve all the documents put under consideration. The motion is put to vote and the Board of Directors, upon brief discussion, unanimously RESOLVES: (i) To approve all the documentation brought for consideration under this item of the Agenda; (ii) To take note of the reports accompanying the approved Condensed Interim Financial Statements; and (iii) To authorize the Chairman and the Vice-Chairman of the Company, so that any of them can sign the Financial Statements for the period ended September 30, 2020. […] Those present acknowledge that which has been informed and there being no further business to discuss, the President thanks all present for their participation and the meeting is adjourned at 11.30 a.m.

Signed by: Ricardo Torres, Gustavo Mariani, Carolina Sigwald, Diego Salaverri, María Jose Wuille-Bille, Carlos Perez Bello, Carlos Iglesias, Diego Rozengardt, Haroldo Montagu, Federico Bernal, Nicolas Sanvitale, Santiago Fraschina, Daniel Abelovich, Germán Wetzler Malbrán and Jorge Pardo.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: November 12, 2020